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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)



                             UFP Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock - $.01 Par Value
--------------------------------------------------------------------------------

                                    902673102
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                                 (CUSIP Number)

                             Patrick J. Kinney, Jr.
                      Lynch, Brewer, Hoffman & Sands, LLP,
               101 Federal Street, Boston, MA 02110 (617) 951-0800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 1, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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                                  SCHEDULE 13D

CUSIP No. 252115100

1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

                                R Jeffrey Bailly
         -----------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [ ]

         (b)  [ ]

3)       SEC Use Only
                     -----------------------------------------------------------

4)       Source of Funds (see instructions)           PF
                                           -------------------------------------

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)       Citizenship or Place of Organization          USA
                                             -----------------------------------

Number of Shares            7)      Sole Voting Power              360,487
Beneficially Owned                                   ---------------------------
By Each Reporting
Person With                 8)      Shared Voting Power            120,090
                                                       -------------------------

                            9)      Sole Dispositive Power         360,487
                                                          ----------------------

                            10)     Shared Dispositive Power       120,090
                                                            --------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                480,577
         -----------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                            [ ]

         -----------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)          9.6 %
                                                           ---------------------

14)      Type of Reporting Person (See Instructions)          IN
                                                    ----------------------------


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         The reporting person listed on the cover page to this Amendment No 1 to
Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. This Amendment No. 1 to Schedule 13D reports certain material changes occurring after the reporting person's original filing on Schedule 13D was filed with the Securities and Exchange Commission (the "Commission") in February, 1997. Except as noted herein, all terms defined in the original Schedule 13D, as amended, have the same meaning in this Amendment No. 1.

ITEM 1.  SECURITY AND ISSUER.

         No material changes are reported.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material changes are reported.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Bailly used personal funds in making his purchases of Common Stock described in this statement.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of Bailly's acquisitions of Common Stock and options to acquire Common Stock is to obtain a favorable return on his investment.

         Included in Bailly's holdings are shares of Common Stock, the right to receive shares of Common Stock and options to acquire shares of the Common Stock granted to Bailly in connection with his employment, including shares of Common Stock and options to acquire shares of Common Stock granted in connection with his appointment as President and Chief Executive Officer of the Issuer in April, 1995, pursuant to a letter agreement dated April 4, 1995, a copy of which is attached to the original Schedule 13D. Pursuant to the Employment Agreement, Bailly has been issued 5,000 shares of Common Stock on April 1, 1997 and April 1, 1998 and Bailly will be issued 5,000 additional shares of Common Stock on April 1, 1999. Options to acquire an aggregate of 77,500 shares became exercisable in 1997 and options to acquire 50,000 shares became exercisable on April 4, 1998. Options to acquire an additional 5,000 shares will become exercisable on January 27, 1999, 2000, 2001 and 2002 pursuant to an option granted to him on January 27, 1998. Bailly may, in the future, be issued restricted shares of Common Stock and may be granted options to acquire shares of Common Stock in the discretion of the Board of Directors of the Issuer. In


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addition, Bailly may, from time to time purchase shares of Common Stock in open market transactions as market conditions may, from time to time, warrant.

         Except as described above, Bailly has no plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer, or to take any action which relates to or would result in any major change in the business or corporate structure of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Bailly individually beneficially owns (i) 50,487 shares of Common Stock, (ii) options to purchase 10,000 shares of Common Stock exercisable at $5.50 per share, all of which are presently exercisable, (iii) options to purchase 178,000 shares of Common Stock exercisable at $2.00 per share, all of which are presently exercisable, (iv) options to purchase 122,000 shares of Common Stock exercisable at $3.25 per share, all of which are presently exercisable, and (v) options to purchase 20,000 shares at $3.625 per share, none of which are presently exercisable. Bailly is also one of two trustees of the UFP Technologies, Inc. Profit Sharing Retirement Plan which owns an aggregate of 120,090 shares of Common Stock. Assuming exercise of all of his presently exercisable options, Bailly would beneficially own an aggregate of 480,577 shares of Common Stock, which would be equal to 9.6% of the total outstanding shares of Common Stock. Bailly has the sole power to vote or to direct the vote of all of the shares of Common Stock individually owned by him. Bailly has the sole power to dispose or to direct the disposition of shares of Common Stock and options to purchase Common Stock individually owned by him. Together with the other trustee of the profit sharing plan, Bailly has shared power to vote the shares of Common Stock owned by such profit sharing plan and to dispose of shares of the Common Stock owned by such profit sharing plan. Bailly has no agreement with any other person with respect to voting of any shares of capital stock of the Issuer.

         Other than the deemed acquisitions on April 1, 1998, and April 4, 1998 of securities of the Issuer as a result of (i) 5,000 shares of Common Stock which were issued to Bailly on April 1, 1998, (ii) options with respect to 50,000 shares of Common Stock which became exercisable on April 4, 1998, and
(iii) the option grant on January 27, 1998 described above, the reporting person has not effected any transactions in any securities of the Issuer in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material changes are reported.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 1998



                                             /s/ R. Jeffrey Bailly
                                             -----------------------------------
                                             R. Jeffrey Bailly



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